February 14, 2025

Xianxin Xiang
Chief Executive Officer
Beta FinTech Holdings Ltd
Rm 3326, East Block, China Merchants Tower
168-200 Connaught Road Central, Sheung Wan, Hong Kong

       Re: Beta FinTech Holdings Ltd
           DRS-A filed January 28, 2025
           File No. 377-07604
Dear Xianxin Xiang :

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2025 letter.

DRS-A filed January 28, 2025
Prospectus Summary, page 1

1.     We note your revised disclosure in response to prior comments 4, 23 and
24. Please
       revise to clarify the nature and extent of your interactions in Mainland China and why you believe they do not require any permissions, licenses, consents or otherwise do not subject you to laws and regulations in Mainland China. As non-exclusive examples:
           You state in revised disclosure on page 87 that you do not have a physical presence or operate in China. However, it is unclear how those statements are consistent with the statements that you have customers, vendors and counterparties in Mainland China. Please revise to reconcile;
 February 14, 2025
Page 2

             We note the statement on your website that "funds are entrusted to Bank of China, and are protected by insurance." However, we are unable to locate disclosure in
           Business or elsewhere regarding funds with the Bank of China or insurance provided by China;
             We note that you have a "mobile app." We also note the reference on page 56 to a
           "Beta INT Securities mobile application." Disclose whether your apps are available in Mainland China, and if so, what compliance steps are taken in
           order to make them available and to conduct business using them in Mainland
           China. For example, we note that even if you are not deemed an "Internet information service provider," as referenced on page 100, your mobile apps and other activities appear to involve maintaining user personal information, which could lead to a "leak or potential leak of the user personal information" and require you or your counterparty to "take immediate remedial, measures" or
           "make an immediate report to the telecommunications regulatory authority."
           Please revise to fully explain the extent of your interactions with Mainland
           China and the applicability of the laws and regulations to your business, including indirectly via counterparties or other third parties;
             We note the reference on page 100 to regulations in China regarding "illegal collection and use of personal information through mobile applications." Given that you use mobile applications, please revise to clarify the extent of the regulations' applicability to you. If you believe they do not apply to you, revise to clearly explain the basis for that belief;
             We note the reference on page 56 to your underwriting of "municipal bonds of
           PRC companies." Please revise to clarify the nature and extent of your previous, current and planned operations with PRC companies and clarify the extent to which these relationships subject you to PRC laws and regulations;
and
             Please revise the description of PRC regulations on pages 97-101, which currently just summarizes various regulations, to also explain whether and how they apply to your business and operations.
2. We note that your response to comment 5 indicates that you will provide the Frost
       & Sullivan report to us supplementally. We do not see a copy of the report.
Our History and Structure, page 47

3. We note your response to prior comment 11. Please revise to increase the size of the font to be more easily readable. Additionally, it is unclear how the graphic covers both the pre- and post-IPO structures. Please revise or advise.
Management's discussion and analysis of financial condition and results of operations
Placing services fee, page 56

4. We note your revised disclosure in response to comment 14 that you anticipate the capital market for IPO in Hong Kong will be diminishing, and therefore Beta HK plans to focus on its traditional securities brokerage and handling services, underwriting services, as well as the commencement of financial advisory services in
       August 2024. Please expand your disclosure to clarify whether you plan to continue providing offering placing services in the future and, if so, the extent to which you
 February 14, 2025
Page 3

       plan to offer these services.
5. We note your revised disclosure in response to comment 15 discussing the Company's participation in placing four IPOs on HKEX. Please further revise your disclosure on pages 56 and 82 to clarify whether you recognized placing services fee revenue associated with the fourth project during, or subsequent to, the fiscal year ended June
       30, 2024.
6. We note that your disclosure describing placing services fee revenue focuses on successfully assisting customers to do the IPO placing and listing in HKEX and the timing of when Beta HK receives the service fees from customers. In order to bridge the gap to your revenue recognition policy on page F-16, for each of the projects discussed on page 56 please disclose the point in time when the transaction and the performance obligation were completed, which as disclosed on page F-16 is generally the completion of the IPO, i.e., listing on HKEX, or the completion of a placement by a client.
Selling and marketing expenses, page 57

7.     We note your revised disclosure in response to comment 19 describing the newly
       signed one-year marketing service promotion agreement at a total consideration of approximately $243,000 with an independent third party for promoting
Beta HK   s
       services. We also note your disclosure that during the year ended June 30, 2024,
       $121,521 was paid, $105,822 was incurred and recognized as selling and marketing expense, and $15,699 was recognized as prepaid expenses that will be charged to selling and marketing expense in the following year once incurred. Please revise your disclosure to describe your accounting treatment for the remaining
$121,479
       associated with this one-year marketing service promotion agreement. Quantitative and Qualitative Disclosure about Market Risk
Concentration risk, page 64

8. We note your revised disclosure in response to comment 21 indicating that the company is vulnerable to concentration risk associated with the business volume of the Group's major customers. Please expand your disclosure to indicate if you expect a small number of customers to continue to make up a large portion of your revenue in future years.
9. With respect to the concentration of "three major customers," please revise to identify which of the 4 categories of your services are responsible for generating the bulk of the revenues these customers provide. With a view to clarifying disclosure, advise us of the approximate number of retail customers you have for brokerage commissions, custodial and other servicers geared toward retail customers. In this regard, we note the Risk Factor disclosure on page 17 regarding the number of customers that sign up with you.
Industry, page 66

10. We note your response to comment 22. In this section, please qualify your disclosure with a discussion of which markets you operate in and those where you merely aspire to add/increase your presence. Where you include a chart relating to markets where
 February 14, 2025
Page 4

       you don't yet operate or hope to expand, it should be clear from the disclosure as to why you have included such chart.
11. You state in your response to comment 24 that "management does not believe that the
       Group   s business depends on either of these two vendors" However, you state on
       page 80 that the Beta INT Securities application was built to your specifications and it's simplicity is crucial to its strong performance in the market. Likewise, your disclosure in the last full paragraph on page 83 seems to indicate that the company depends upon the AlphaBroker 3.0 system as an "effective one-stop-shop". Please file the agreements as an exhibit.
Hong Kong IPO Placing Services, page 82

12. Please revise your disclosure on page 82 to include the gross amount of fundraising and fee percentage associated with each of the IPOs.
Note 2. Summary of Significant Accounting Policies
Loans to customers, net, page F-11

13. We note your revised disclosure in response to comment 29 stating that a loan is considered to be in default if customers fail to provide additional securities as collateral or reduce margin positions to maintain required margin levels within the specified timeframe, ranging from one day to one week, following a decrease in the fair value of the collateral below the minimum required threshold, ranging from 20%
       to 50%. Given the wide range between 20% and 50%, please tell us how you determine the minimum required threshold.
Receivables from customers and broker-dealers and clearing organization, page
F-11

14. We note your revised disclosure in response to comment 30 stating that receivables are written off after all collection efforts have ceased. Please expand this disclosure to describe the specific collection efforts that are part of your process.
        Please contact Sarmad Makhdoom at 202-551-5776 or Ben Phippen at 202-551-3697
if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance